UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 1.1 is the Underwriting Agreement dated October 28, 2014 by and among Scorpio Tankers Inc. (the "Company") and the other parties named therein.
Attached to this Report on Form 6-K as Exhibit 4.3 is the Second Supplemental Indenture dated October 31, 2014 between the Company and Deutsche Bank Trust Company Americas, as Trustee.
This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-186815) that was filed with the U.S. Securities and Exchange Commission with an effective date of February 25, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: October 31, 2014	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer

Exhibit 1.1

SCORPIO TANKERS INC.

7.50% Senior Notes due 2017

 UNDERWRITING AGREEMENT
October 28, 2014

October 28, 2014
Stifel, Nicolaus & Company, Incorporated
787 Seventh Avenue, 11th Floor
New York, New York 10019
for the Underwriters named in Schedule II hereto
Ladies and Gentlemen:
Scorpio Tankers Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Company”), proposes to issue and sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you are acting as manager (the “Manager”), $45,000,000 aggregate principal amount of its 7.50% Senior Notes due 2017 (the “Firm Securities”), to be issued pursuant to the provisions of an Indenture dated as of May 12, 2014 (the “Base Indenture”) between the Company and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), as supplemented by a Second Supplemental Indenture to be dated as of the Initial Closing Date (as defined herein) between the Company and the Trustee (as so supplemented, the “Indenture”). The Company also proposes to issue and sell to the several Underwriters not more than an additional $6,750,000 aggregate principal amount of its 7.50% Senior Notes due 2017 (the “Additional Securities”), if and to the extent that the Manager shall have elected to exercise, on behalf of the Underwriters, the right to purchase Additional Securities pursuant to the option granted to the Underwriters in Section 2 hereof. The Firm Securities and the Additional Securities are hereinafter collectively referred to as the “Securities.”
The Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement, including a prospectus, (File No. 333-186815) on Form F-3, including a prospectus relating to the securities (the “Shelf Securities”), including the Securities, to be issued from time to time by the Company.  The registration statement as amended to the date of this agreement (the “Agreement”), including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A or Rule 430B under the Securities Act of 1933, as amended (the “Securities Act”), is hereinafter referred to as the “Registration Statement”, and the related prospectus covering the Shelf Securities dated February 22, 2013, in the form first used by the Underwriters to confirm sales of the Securities (or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the “Basic Prospectus.”  The Basic Prospectus, as supplemented by the prospectus supplement specifically relating to the Securities in the form first used to confirm sales of the Securities (or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the “Prospectus,” and the term “preliminary prospectus” means any preliminary form of the Prospectus.  For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the documents and pricing information set forth opposite the caption “Time of Sale Prospectus” in Schedule I hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person.  As used herein, the terms “Registration Statement,” “Basic Prospectus,” “preliminary prospectus,” “Time of Sale Prospectus” and “Prospectus” shall include the documents, if any, incorporated by reference therein as of the date hereof.  The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Basic Prospectus, the Time of Sale Prospectus, any preliminary prospectus or the Prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are deemed to be incorporated by reference therein.
1.    Representations and Warranties.  The Company represents and warrants to and agrees with each of the Underwriters that:
(a)      The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or threatened by the Commission.  The Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) eligible to use the Registration Statement as an automatic shelf registration statement and the Company has not received notice that the Commission objects to the use of the Registration Statement as an automatic shelf registration statement.
(b)    (i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) each part of the Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and the Prospectus comply, and as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (v) the Time of Sale Prospectus does not, and at the time of each sale of the Securities in connection with the offering when the Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 4), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vii) the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to (A) statements or omissions in the Registration Statement, the Time of Sale Prospectus, broadly available road show materials or the Prospectus based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Manager expressly for use therein or (B) that part of the Registration Statement that constitutes the Statement of Eligibility (Form T‑1) under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), of the Trustee.
(c)    The Company is not an “ineligible issuer” in connection with the offering of the Securities pursuant to Rules 164, 405 and 433 under the Securities Act.  Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.  Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.  Except for the free writing prospectuses, if any, identified in Schedule I hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, which shall not be unreasonably withheld, prepare, use or refer to, any free writing prospectus.

(d)    The Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the Republic of the Marshall Islands, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.
(e)    Each subsidiary of the Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole; all of the issued shares of capital stock of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned, directly or indirectly, by the Company, free and clear of all liens, encumbrances, equities or claims.
(f)    This Agreement has been duly authorized, executed and delivered by the Company.
(g)    The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and equitable principles of general applicability.
(h)    The Securities have been duly authorized and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and equitable principles of general applicability, and will be entitled to the benefits of the Indenture.
(i)    The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement, the Indenture, the Securities and each document that is described in or filed as an
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exhibit to, or incorporated by reference into, the Registration Statement (each a “Filed Document” and collectively the “Filed Documents”) will not contravene any provision of applicable law or the amended and restated articles of incorporation or by‑laws of the Company or any agreement or other instrument binding upon the Company or any of its subsidiaries that is material to the Company and its subsidiaries, taken as a whole, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement, the Indenture, the Securities and any Filed Document, except such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Securities or the Financial Industry Regulatory Authority, Inc.
(j)    There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus.
(k)    There are no legal or governmental investigations, claims, actions, suits or proceedings (“Proceedings”) pending or threatened to which the Company or any of its subsidiaries or solely in connection with the Company or any of its subsidiaries or affiliates, each of Scorpio Ship Management S.A.M. (“SSM”), Scorpio Commercial Management S.A.M. (“SCM”) and Scorpio Services Holding Limited (“SSH”) and together with SSM and SCM, the “Scorpio Managers”) or any of their respective affiliates is a party, or to which any of the properties of the Company or any of its subsidiaries is subject, including without limitation, Proceedings relating to Environmental Laws (as defined below) or any other environmental or regulatory matters, (1) other than proceedings accurately described in all material respects in the Time of Sale Prospectus and Proceedings that would not have a material adverse effect on the Company and its subsidiaries, taken as a whole, or on the power or ability of the Company to perform its obligations under this Agreement, the Indenture, the Securities, the Filed Documents or to consummate the transactions contemplated by the Time of Sale Prospectus or (2) that are required to be described in the Registration Statement or the Prospectus and are not so described; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.
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(l)    Each preliminary prospectus filed as part of the registration statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, complied when so filed in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder.
(m)                  The Company is not, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.
(n)    The Company, its subsidiaries and, solely in connection with the Company and its subsidiaries, the Scorpio Managers and each of their respective affiliates (i) are in compliance with any and all applicable international, foreign, federal, state and local laws, regulations, conventions and treaties (including those promulgated by the International Maritime Organization) relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants, including petroleum, petroleum products or other hydrocarbons (“Environmental Laws”), (ii) have received all permits, licenses, certificates or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, (iii) are in compliance with all terms and conditions of any such permit, license, certificate or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses, certificates or other approvals or failure to comply with the terms and conditions of such permits, licenses, certificates or approvals would not, singly or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole and (iv) is not subject to any pending or, to the Company’s knowledge, threatened proceeding under Environmental Laws to which a governmental authority is a party and which is reasonably likely to result in monetary sanctions of $100,000 or more.
(o)    There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up or remediation of releases, closure of properties or compliance with Environmental Laws or any permit, license, certificate or approval, any related constraints on operating activities and any potential liabilities to third parties whether statutory, contractually or otherwise) which would, singly or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole and there are no events or circumstances that would reasonably be expected to result in such risk or liabilities.
(p)    There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company
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to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities with the Securities registered pursuant to the Registration Statement, except as described in the Time of Sale Prospectus.
(q)    Neither the Company nor any of its subsidiaries or affiliates, nor any director, officer, or employee, nor, to the Company’s knowledge, any agent or representative of the Company or of any of its subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Company and its subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.
(r)    The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.
(s)    (i) The Company represents that neither the Company nor any of its subsidiaries (collectively, the “Entity”) or any director, officer, employee, agent, affiliate or representative of the Entity, is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is:
(A)            the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office
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of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor
(B)    located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Sudan and Syria).
(ii)    The Entity represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:
(A)            to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or
(B)    in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).
(t)    Subsequent to the respective dates as of which information is given (including information incorporated by reference) in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, (i) the Company and its subsidiaries have not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction; (ii) the Company has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock other than ordinary and customary dividends; and (iii) there has not been any material change in the capital stock, short‑term debt or long‑term debt of the Company and its subsidiaries, except in each case as described in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, respectively; neither the Company nor any of the subsidiaries has sustained since the date of the most recent audited financial statements included in the Registration Statements, the preliminary prospectus and the Prospectus any loss or interference with its respective business from the actual or constructive loss of or to any vessel, the requisition for title of any vessel, fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental
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action, order or decree that resulted in a material adverse effect to the Company and its subsidiaries taken as a whole.
(u)    The Company and its subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in the Time of Sale Prospectus or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries, in each case except as described in the Time of Sale Prospectus.
(v)    The Company and its subsidiaries own or possess, or can acquire on reasonable terms, all material patents, patent rights, licenses, inventions, copyrights, know‑how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them in connection with the business now operated by them, and neither the Company nor any of its subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the Company and its subsidiaries, taken as a whole.
(w)                  No material labor dispute with the employees of the Company, its subsidiaries and, solely in connection with the Company and its subsidiaries, the Scorpio Managers and each of their respective affiliates exists, except as described in the Time of Sale Prospectus, or, to the knowledge of the Company, is imminent; and the Company is not aware of any existing, threatened or imminent labor disturbance by the employees of any of its or any of the Scorpio Managers or their respective affiliates, principal suppliers, shipyards, manufacturers, contractors or customers that could have a material adverse effect on the Company and its subsidiaries, taken as a whole.
(x)    The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged, including, but not limited to, policies covering real and personal property owned or leased by the Company and its subsidiaries against theft,
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damage, destruction, acts of vandalism, war risks, and earthquakes and total loss from collision, fire, grounding and engine breakdown; neither the Company nor any of its subsidiaries has been refused any insurance coverage sought or applied for; neither the Company nor any of its subsidiaries is currently required to make any payment, or is aware of any facts which would require the Company or any of its subsidiaries to make any payment, in respect of a call by, or a contribution to, any insurance club; and neither the Company nor any of its subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the Company and its subsidiaries, taken as a whole, except as described in the Time of Sale Prospectus.
(y)    The Company and its subsidiaries possess all licenses, certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the Company and its subsidiaries, taken as a whole, except as described in the Time of Sale Prospectus.
(z)    The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Except as described in the Time of Sale Prospectus, since the end of the Company’s most recent audited fiscal year, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
(aa)                  The statements in the Time of Sale Prospectus and the Prospectus under the headings “Enforcement of Civil Liabilities,” “Description of Debt Securities,” “Tax Considerations,” “Risks Related to Our Industry,” “Risks
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Related to Our Business,” “Environmental and Other Regulations,” “International Maritime Organization,” “U.S. Regulations,” “European Union Regulations,” “Greenhouse Gas Regulation,” “Vessel Security Regulations,” “Inspection by classification societies,” “Risk of Loss and Liability Insurance,” “Long-Term Debt Obligations and Credit Arrangements,” “Compensation,” “Related Party Transactions,” “Certain Relationship and Related Party Transactions,” “Legal Proceedings,” “Dividend Policy,” “Exchange Controls,” “Taxation,” “Corporate Governance,” “Description of Notes,” “Description of Other Indebtedness” and “Material United States Federal Income Tax Considerations,” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings.
(bb)                  No subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or assets to the Company or any other subsidiary of the Company, except as described in or contemplated by the Time of Sale Prospectus and the Prospectus.
(cc)                  Neither the Company nor any of its subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the Republic of the Marshall Islands.
(dd)                  The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act.
(ee)                  All of the vessels described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, with the exception of those newbuilding vessels which have not been acquired, are owned or chartered-in directly by subsidiaries of the Company; each of the vessels described in the Registration Statement, the Time of Sale Prospectus and the Prospectus as owned by one of the Company’s subsidiaries has been duly registered in the name of the relevant entity that owns it under the laws and regulations and the flag of the nation of its registration, in each case as disclosed in Time of Sale Prospectus and the Prospectus, and no other action is necessary to establish and perfect such entity’s title to and interest in such vessel as against any charterer or third party and all of the vessels described in the Time of Sale Prospectus and the Prospectus will be owned directly by such subsidiary of the Company free and clear of all liens,
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claims, security interests or other encumbrances, except as set forth in the Time of Sale Prospectus and the Prospectus.
(ff)    Each of the Filed Documents has to the extent applicable been duly authorized, executed and delivered by the respective parties thereto, and is a valid and binding agreement of each such party enforceable against each such party in accordance with its terms and Time of Sale Prospectus and the Prospectus each contains a summary of their terms which summary is accurate, complete and fair; and neither the Company nor any subsidiary has sent or received any communication regarding termination of any Filed Document and no such termination has been threatened by the Company or any subsidiary or, to the Company’s knowledge, by any third party.
2.    Agreements to Sell and Purchase. The Company hereby agrees to issue and sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company the respective principal amounts of Firm Securities set forth in Schedule II hereto opposite its name at a purchase price of $24.25 per Security (the “Purchase Price”).
On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Underwriters the Additional Securities, and the Underwriters shall have the right to purchase, severally and not jointly, the Additional Securities or any portion of the aggregate principal amount of Additional Securities at the Purchase Price.  The Manager may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice to the Company not later than 30 days after the date of this Agreement, provided that this right may be exercised solely to cover over-allotments made in connection with the offering.  Any exercise notice shall specify the principal amount of Additional Securities to be purchased by the Underwriters and the date on which such Additional Securities are to be purchased.  Each purchase date must be at least one business day after the written notice is given and may not be earlier than the Closing Date for the Firm Securities nor later than ten business days after the date of such notice; provided, however, that if notice is received prior to the Closing Date, the purchase date will be the Closing Date.  On each day, if any, that Additional Securities are to be purchased (each an “Option Closing Date”), each Underwriter agrees, severally and not jointly, to purchase the principal amount of Additional Securities (subject to such adjustments to eliminate fractional Securities as the Manager may determine) that bears the same proportion to the principal amount of Additional Securities to be purchased on such Option Closing Date as the principal amount of Firm Securities set forth in Schedule II hereto
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opposite the name of such Underwriter bears to the principal amount of Firm Securities.
3.    Public Offering. The Company is advised by you that the Underwriters propose to make a public offering of their respective portions of the Securities as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable.  The Company is further advised by you that the Securities are to be offered to the public upon the terms set forth in the Prospectus.
4.    Payment and Delivery.  Payment for the Firm Securities shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Firm Securities for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on October 31, 2014, or at such other time on the same or such other date, not later than the fifth business day thereafter, as may be designated in writing by you.  The time and date of such payment are hereinafter referred to as the “Closing Date.”
Payment for any Additional Securities shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Additional Securities for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on the date specified in the corresponding notice described in Section 2 hereof or at such other time on the same or on such other date, in any event not later than the tenth business day thereafter, as shall be designated in writing by the Manager.
The Securities shall be in definitive form or global form, as specified by the Manager, and registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be.  The Firm Securities and Additional Securities shall be delivered to the Manager on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters.  The Purchase Price payable by the Underwriters shall be (i) reduced by any transfer taxes paid by, or on behalf of, the Underwriters in connection with the transfer of the Securities to the Underwriters duly paid and (ii) shall be treated as satisfied to the extent of any amount withheld and paid over to the applicable taxing authority as required by law.
5.    Conditions to the Underwriters’ Obligations.  The several obligations of the Underwriters to purchase and pay for the Securities as provided herein on the Closing Date or any Option Closing Date are subject to the following conditions:
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(a)    Subsequent to the execution and delivery of this Agreement and prior to the Closing Date or the Option Closing Date, as the case may be:
(i)        there shall be no rating accorded to any of the Securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act;
(ii)        there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus as of the date of this Agreement that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Securities on the terms and in the manner contemplated in the Time of Sale Prospectus; and
(iii)        all corporate proceedings and other legal matters incident to the authorization, form and validity of this Agreement, the Indenture, the Securities and the Filed Documents shall be reasonably satisfactory in all material respects to counsel for the Underwriters.
(b)    The Underwriters shall have received on the Closing Date or the Option Closing Date, as the case may be, a certificate, dated the Closing Date or the Option Closing Date, as the case may be, and signed by an executive officer of the Company, to the effect set forth in Section 5(a)(i) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date or the Option Closing Date, as the case may be,  and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date or the Option Closing Date, as the case may be.
The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.
(c)    The Underwriters shall have received on the Closing Date or the Option Closing Date, as the case may be, a certificate, dated the Closing Date or the Option Closing Date, as the case may be, and signed by the Chief Financial Officer of the Company, certifying, in his or her capacity as Chief Financial Officer that:
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(i)        such Chief Financial Officer has responsibility for financial and accounting matters with respect to the Company;
(ii)        such Chief Financial Officer, or members of his or her staff under his or her supervision, have reviewed the pool operating data marked on copies of certain pages included, or incorporated by reference, in the prospectus supplement and the accompanying prospectus, dated October 28, 2014 (the “Operating Data”);
(iii)        (x) the Operating Data were prepared utilizing information derived from the appropriate financial, accounting and corporate records of the Company and other applicable members of the Scorpio Group, (y) such information is complete, accurate and correct in all material respects and (z) there is no reason to believe any modification should be made to such information;
(iv)        such Chief Financial Officer, or members of his or her staff under his or her supervision, have reviewed the information relating to outstanding indebtedness of the Company marked on copies of certain pages included, or incorporated by reference, in the prospectus supplement and the accompanying prospectus, dated October 28, 2014 (the “Indebtedness Information”); and
(v)        such Indebtedness Information has been derived from the internal accounting records of the Company and is a true and accurate measurement of the data purported to be represented for the periods presented, in all material respects.
(d)    The Underwriters shall have received on the Closing Date or the Option Closing Date, as the case may be, an opinion of Seward & Kissel LLP, outside counsel for the Company, dated the Closing Date or the Option Closing Date, as the case may be, in the form and substance agreed to by the Underwriters and Seward & Kissel LLP.
(e)    The Underwriters shall have received on the Closing Date or the Option Closing Date, as the case may be, a certificate of Luca Forgione, general counsel for the Company, dated the Closing Date or the Option Closing
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Date, as the case may be, in the form and substance agreed to by the Underwriters and Mr. Forgione.
(f)    The Underwriters shall have received on the Closing Date or the Option Closing Date, as the case may be, an opinion of Davis Polk & Wardwell LLP, counsel for the Underwriters, dated the Closing Date or the Option Closing Date, as the case may be, in the form and substance agreed to by the Underwriters and Davis Polk & Wardwell LLP.
Each of the opinions or certificates of Seward & Kissel LLP and Luca Forgione described in Section 5(d) and Section 5(e) above shall be rendered to the Underwriters at the request of the Company and shall so state therein.
(g)    The Underwriters shall have received, on each of the date hereof and the Closing Date or the Option Closing Date, as the case may be, a letter dated the date hereof,  the Closing Date or the Option Closing Date, as the case may be, in form and substance reasonably satisfactory to the Underwriters, from each of PricewaterhouseCoopers LLP and Deloitte & Touche LLP, each independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus; provided that the letters delivered on the date hereof, the Closing Date or the Option Closing Date, as the case may be, shall use a “cut‑off date” not earlier than three days prior to the date of such respective letter.
The several obligations of the Underwriters to purchase Securities hereunder are subject to the delivery to the Manager on the applicable Closing Date or Option Closing Date, as the case may be, of such documents as the Manager may reasonably request with respect to the good standing of the Company, the due authorization, execution, issuance and authentication of the Securities to be sold on the Closing Date or such Option Closing Date, as the case may be, and other matters related to the execution, issuance and authorization of such Securities.
6.    Covenants of the Company.  The Company covenants with each Underwriter as follows:
(a)    To furnish to you, without charge, a signed copy of the Registration Statement (including exhibits thereto and documents incorporated by reference therein) and for delivery to each other Underwriter a conformed copy of the Registration Statement (without exhibits thereto) and to furnish to you in New York City, without charge, prior to 10:00 a.m. New York City time on the business day next succeeding the date of this Agreement and during the period mentioned in Section 6(e) or 6(f) below, as many copies of the Time of Sale Prospectus, the Prospectus, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.
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(b)    Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object, and to file with the Commission within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such Rule.
(c)    To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object.
(d)    Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.
(e)    If the Time of Sale Prospectus is being used to solicit offers to buy the Securities at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.
(f)    If, during such period after the first date of the public offering of the Securities as in the opinion of counsel for the Underwriters the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in
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the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, not misleading, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which Securities may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law.
(g)    To endeavor to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request.
(h)    To make generally available to the Company’s security holders and to you as soon as practicable an earnings statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.
(i)    If requested by the Manager, to prepare a final term sheet relating to the offering of the Securities, containing only information that describes the final terms of the offering in a form consented to by the Manager, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the offering of the Securities.
(j)    Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company’s counsel and the Company’s accountants in connection with the registration and delivery of the Securities under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and
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expenses related to the transfer and delivery of the Securities to the Underwriters, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or Legal Investment memorandum in connection with the offer and sale of the Securities under state securities laws and all expenses in connection with the qualification of the Securities for offer and sale under state securities laws as provided in Section 6(g) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky or Legal Investment memorandum, (iv) all fees and expenses, including reasonable fees and expenses of Canadian counsel to the Underwriters, in connection with the offering of the Securities in Canada, including the preparation of a Canadian offering memorandum, (v) all filing fees and the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the offering of the Securities by the Financial Industry Regulatory Authority, Inc.; (vi) all costs and expenses incident to listing the Securities on the NYSE or other national securities exchanges and foreign stock exchanges, (vii) the cost of the preparation, issuance and delivery of the Securities, (viii) the costs and charges of any trustee, transfer agent, registrar or depositary, (ix) all costs and expenses relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Securities, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company and travel and lodging expenses of the representatives and officers of the Company and any such consultants; provided that the Company shall not reimburse the Underwriters for any of the Underwriters’ expenses related to this subsection (ix), (x) the document production charges and expenses associated with printing this Agreement, (xi) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section; provided that in the case of fees of counsel for the Underwriters under (iii) and (v) hereof, such amount shall not exceed $25,000.00.  It is understood, however, that except as provided in this Section, Section 8 entitled “Indemnity and Contribution” and the last paragraph of Section 10 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, transfer taxes payable on resale of any of the Securities by them and any advertising expenses connected with any offers they may make.
(k)    If the third anniversary of the initial effective date of the Registration Statement occurs before all the Securities have been sold by the Underwriters, prior to the third anniversary to file a new shelf registration statement and to take any other action necessary to permit the public offering of
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the Securities to continue without interruption; references herein to the Registration Statement shall include the new registration statement declared effective by the Commission;
(l)    During the period beginning on the date hereof and continuing to and including the Closing Date, not to offer, sell, contract to sell or otherwise dispose of any debt securities of the Company or warrants to purchase or otherwise acquire debt securities of the Company substantially similar to the Securities (other than (i) the Securities, (ii) commercial paper issued in the ordinary course of business or (iii) securities or warrants permitted with the prior written consent of the Manager identified in Schedule I with the authorization to release this lock-up on behalf of the Underwriters)
(m)                  Application shall have been made to list the Securities on the New York Stock Exchange (“NYSE”) for trading on the Exchange and, in connection therewith, the Company shall have caused to be prepared and submitted to NYSE a listing application with respect to the Securities. The Company will use commercially reasonable efforts to list the Securities on NYSE.
7.    Covenants of the Underwriters.  Each Underwriter severally covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter.
8.    Indemnity and Contribution.  (a) The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any “road show” as defined in Rule 433(h) under the Securities Act (a “road show”), or the Prospectus or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not
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misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein.
(b)          Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through you expressly for use in the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus, road show, or the Prospectus or any amendment or supplement thereto.
(c)          In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.  It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred.  Such firm shall be designated in writing by the Manager authorized to appoint counsel under this Section set forth in Schedule I hereto, in the case of parties indemnified pursuant to Section 8(a), and by the Company, in the case of parties indemnified pursuant to Section 8(b).  The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the
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indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.
(d)            To the extent the indemnification provided for in Section 8(a) or 8(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities or (ii) if the allocation provided by clause 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(d)(i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Securities (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters bear to the aggregate initial public offering price of the Securities as set forth in the Prospectus.  The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or
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prevent such statement or omission.  The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective principal amounts of Securities they have purchased hereunder, and not joint.
(e)            The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.
(f)            The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Securities.
9.    Termination.  The Underwriters may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of NYSE, the NYSE MKT, the NASDAQ Global Market, the Chicago Board of Options Exchange, the Chicago Mercantile Exchange or the Chicago Board of Trade or other relevant exchanges, (ii) trading of any securities of the Company shall have been suspended on any exchange or in any over‑the‑counter market, (iii) a material disruption in securities settlement, payment or clearance services in the
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United States or other relevant jurisdiction shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by the United States Federal Government or New York State, the Republic of the Marshall Islands or other relevant foreign country authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Securities on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectus
10.    Effectiveness; Defaulting Underwriters.  This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.
If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Securities that it has or they have agreed to purchase hereunder on such date, and the aggregate principal amount of Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate principal amount of the Securities to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the principal amount of Firm Securities set forth opposite their respective names in Schedule II bears to the aggregate principal amount of Firm Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the principal amount of Securities that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such principal amount of Securities without the written consent of such Underwriter.  If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Securities and the aggregate principal amount of Firm Securities with respect to which such default occurs is more than one-tenth of the aggregate principal amount of Firm Securities to be purchased on such date, and arrangements satisfactory to you and the Company for the purchase of such Firm Securities are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company.  In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectus or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters
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shall fail or refuse to purchase Additional Securities and the aggregate principal amount of Additional Securities with respect to which such default occurs is more than one-tenth of the aggregate principal amount of Additional Securities to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Securities to be sold on such Option Closing Date or (ii) purchase not less than the principal amount of Additional Securities that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default.   Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.
If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out of pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.
11.    Entire Agreement.  (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Securities, represents the entire agreement between the Company and the Underwriters with respect to the preparation of any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, the conduct of the offering, and the purchase and sale of the Securities.
(b)    The Company acknowledges that in connection with the offering of the Securities: (i) the Underwriters have acted at arms length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company.  The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Securities.
(c)    The Company acknowledges that: (i) each of the Underwriters’ research analysts and research departments are required to
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be independent from its respective investment banking division and are subject to regulations and internal policies relating to such independence, (ii) each of the Underwriters’ research analysts may hold views and make statements or investment recommendations and/or publish reports with respect to the Company and/or the offering that differ from the views of their respective investment banking divisions.  The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters relating to any conflict of interest that may arise from any potential conflict of interest relating to the foregoing.
12.    Counterparts.  This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
13.    Applicable Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.
(a)    Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) may be instituted in the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan, or the courts of the State of New York in each case located in the City and County of New York, Borough of Manhattan  (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding.  Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.  Each of the Company and its subsidiaries not located in the United States irrevocably appoints Sting, LLC, a Delaware limited liability company, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.
(b)    With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all
26

immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.
14.    Headings.  The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.
15.    Notices.  All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you in care of Stifel, Nicolaus & Company, Incorporated, 787 Seventh Avenue, 11th Floor, New York, New York 10019, Attention: Syndicate Department; and if to the Company shall be delivered, mailed or sent to Scorpio Tankers Inc., 150 E. 58th Street, New York, New York 10022, Attention: Brian M. Lee.
[Remainder of page intentionally left blank. Signature pages follow.]

27

Very truly yours,

SCORPIO TANKERS INC.

By:	/s/ Brian Lee
Name:	Brian M. Lee
Title:	CFO

[Signature Page to Underwriting Agreement]

Accepted as of the date hereof

Stifel, Nicolaus & Company, Incorporated

Acting severally on behalf of themselves and the several Underwriters named in Schedule II hereto.

By:	Stifel, Nicolaus & Company, Incorporated

By:	/s/ Craig M. DeDomenico
Name:	Craig M. DeDomenico
Title:	Managing Director

[Signature Page to Underwriting Agreement]

SCHEDULE I
Manager:
Manager authorized to release lock-up under Section 6(l):	Stifel, Nicolaus & Company, Incorporated
Manager authorized to appoint counsel under Section 8(c):	Stifel, Nicolaus & Company, Incorporated
Registration Statement File No.:	333-186815
Time of Sale Prospectus	1.	Prospectus dated February 22, 2013 relating to the Shelf Securities
	2.	Preliminary prospectus supplement dated October 28, 2014 relating to the Securities
	3.	Term sheet dated October 28, 2014 relating to the Securities
Securities to be purchased:	7.50% Senior Notes due 2017
Aggregate Principal Amount of Firm Securities:	$45,000,000
Aggregate Principal Amount of Additional Securities:	$6,750,000
Public Offering Price:	$25.00 per Security
Maturity:	October 15, 2017
Interest Rate:	7.50% per annum, accruing from October 31, 2014
Interest Payment Dates:	January 15, April 15, July 15 and October 15, commencing January 15, 2015
Closing Date and Time:	October 31, 2014 10:00 a.m.
II-1

Closing Location:	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017
Address for Notices to Underwriters:	Stifel, Nicolaus & Company Incorporated 787 Seventh Avenue, 11th Floor New York, New York 10019 Attention: Syndicate Department
Address for Notices to the Company:	Scorpio Tankers Inc. 150 E. 58th Street New York, New York 10022 Attention: Brian M. Lee

II-2

SCHEDULE II

Underwriter	Number of Firm Securities ($ Principal Amount)

Stifel, Nicolaus & Company, Incorporated	540,000 ($13,500,000)
Jefferies LLC	360,000 ($9,000,000)
Credit Suisse Securities (USA) LLC	270,000 ($6,750,000)
Janney Montgomery Scott LLC	270,000 ($6,750,000)
Wunderlich Securities Inc.	180,000 ($4,500,000)
BB&T Capital Markets, a division of BB&T Securities, LLC	180,000 ($4,500,000)

Total	1,800,000 ($45,000,000)

Exhibit 4.3

This SECOND SUPPLEMENTAL INDENTURE (the “Second Supplemental Indenture”), dated as of October 31, 2014, between SCORPIO TANKERS INC., a corporation duly organized and existing under the laws of the Republic of The Marshall Islands (the “Company”), and DEUTSCHE BANK TRUST COMPANY AMERICAS, a New York banking corporation, as trustee (the “Trustee”).
RECITALS
WHEREAS, the Company and the Trustee have heretofore executed and delivered an indenture, dated as of May 12, 2014 (the “Indenture”), providing for the issuance by the Company from time to time of its Securities to be issued in one or more series;
WHEREAS, Sections 2.01, 2.02 and 9.01 of the Indenture provide, among other things, that the Company and the Trustee may enter into indentures supplemental to the Indenture to provide for the issuance of, and to establish the form, terms and conditions applicable to any series of Securities;
WHEREAS, the Company intends by this Second Supplemental Indenture to create and provide for the issuance of a new series of Securities to be designated as the “7.50% Senior Notes due 2017” (the “Notes”);
WHEREAS, pursuant to Section 9.01(e) of the Indenture, the Trustee and the Company are authorized to execute and deliver this Second Supplemental Indenture to supplement the Indenture; and
WHEREAS, all things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee, issued upon the terms and subject to the conditions set forth hereinafter and in the Indenture and delivered as provided in the Indenture against payment therefor, valid, binding and legal obligations of the Company according to their terms, and all actions required to be taken by the Company under the Indenture to make this Second Supplemental Indenture a valid, binding and legal agreement of the Company, have been done.
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the sufficiency and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I
Definitions and Incorporation by Reference

Section 1.01.                          Definitions.  (a) All capitalized terms used herein and not otherwise defined below shall have the meanings ascribed thereto in the Indenture.

(b)        The following are definitions used in this Second Supplemental Indenture, and to the extent that a term is defined both herein and in the Indenture, the definition in this Second Supplemental Indenture shall govern with respect to the Notes.
“Cash and Cash Equivalents” means, as of a given date, the Company’s cash and cash equivalents as determined in accordance with IFRS.
“Continuing Director” means a director who either was a member of the Board of Directors on the Issue Date or who becomes a member of the Board of Directors subsequent to the Issue Date and whose election, appointment or nomination for election by the Company’s stockholders is duly approved by a majority of the continuing directors on the Board of Directors at the time of such approval by such election or appointment.
“Credit Facility” means, with respect to the Company or any Subsidiary of the Company, any debt or commercial paper facilities with banks or other lenders providing for revolving credit, term loans or letters of credit or any agreement treated as a finance or capital lease if and to the extent any of the preceding items would appear as a liability upon a balance sheet of the specified Person prepared in accordance with IFRS.
“Cross Default” means the occurrence, with respect to any debt of the Company or any Subsidiary having an aggregate principal amount of $25.0 million or more in the aggregate for all such debt of all such Persons, of (i) an event of default that results in such debt being due and payable prior to its scheduled maturity or (ii) a failure to make a principal payment when due and such defaulted payment is not made, waived or extended within any applicable grace period.
“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.
“Immaterial Subsidiary” means any Subsidiary of the Company whose net book value of its assets or revenues is not in excess of 10% of the net book value of the consolidated Total Assets or consolidated vessel revenue of the Company as set out in the annual audited consolidated financial statements of the Company for the immediately preceding fiscal year, provided, that, at no time shall (a) the total assets of all Immaterial Subsidiaries exceed 10% of the consolidated Total Assets of the Company or (b) the total vessel revenues calculated with respect to all Immaterial Subsidiaries (calculated on a stand-alone basis), in the aggregate, exceed 10% of the consolidated vessel revenue of the Company, in each case as set out in the annual audited consolidated financial statements of the Company for the immediately preceding fiscal year.
“Immediate Family Member” means an individual’s spouse, parent, children and siblings.
“Issue Date” means October 31, 2014, the original issue date of the Notes.
“Issue Date Dorian Holdings” means the shares of common stock, or any securities convertible into or exchangeable for shares of common stock, of Dorian LPG Ltd. beneficially owned, directly or indirectly, by the Company as of May 7, 2014.

“Limited Permitted Asset Sale” means any sale, transfer, lease or other disposition of any of the Company’s or its Subsidiaries’ assets (in the ordinary course of business or otherwise) during a single fiscal year, in a single transaction or series of transactions, (i) the Net Proceeds of which have not been applied pursuant to clauses 6.06(a) through 6.06(e) of this Second Supplemental Indenture in accordance with the requirements of Section 6.06 of this Second Supplemental Indenture and (ii) that results in Net Proceeds in excess of the amount provided for in clause (b) of the definition of Permitted Asset Sale, provided, that the Net Proceeds of such Limited Permitted Asset Sale represent consideration at the time of such sale, transfer, lease or other disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors of the Company, of the assets subject to such sale, transfer, lease or other disposition.  Any Net Proceeds that are not applied or invested as provided in (i) above and are in excess of the amount provided for in clause (b) of the definition of Permitted Asset Sale will constitute "Excess Proceeds."  For the avoidance of doubt, a Limited Permitted Asset Sale may occur only once.  Following the first occurrence of a Limited Permitted Asset Sale, no further Limited Permitted Asset Sale shall be permitted.
“Net Borrowings” means, in respect of the Company, on a consolidated basis, as of a given date, the aggregate of the following, without duplication:
(a)            Total Borrowings; less
(b)            Cash and Cash Equivalents.
“Net Proceeds” means the aggregate cash proceeds received by the Company or any Subsidiary of the Company in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, but excluding any other consideration received in the form of assumption by the purchaser of indebtedness or other obligations relating to the property or assets that are the subject of such Asset Sale or received in any other non-cash form and not disposed of for cash), net of fees, commissions, expenses and other direct costs relating to such Asset Sale, including, without limitation, (a) fees and expenses related to such Asset Sale (including legal, accounting and investment banking fees, title and recording tax fees and sales and brokerage commissions, and any relocation expenses and severance or shutdown costs incurred as a result of such Asset Sale), (b) all federal, state, provincial, foreign and local taxes paid or payable as a result of the Asset Sale, (c) any escrow or reserve for adjustment in respect of the sale price of such assets established in accordance with IFRS and any reserve in accordance with IFRS against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, except to the extent that such proceeds are released from any such escrow or to the extent such reserve is reduced or eliminated, and (d) any indebtedness required by its terms to be repaid, repurchased, redeemed or otherwise retired upon the applicable Asset Sale.
“Net Worth” means, as of a given date, the result of, without duplication:

(a)            Total Assets, less
(b)            Total Borrowings (without giving effect to any fair value adjustments pursuant to IFRS 13 Fair Value Measurement).
“Permitted Asset Sale” means:
(a)            any sale, assignment, conveyance, transfer or other disposition of (i) Issue Date Dorian Holdings or (ii) common stock, or securities convertible into or exchangeable for common stock, of Dorian LPG Ltd that are received by the Company or any Subsidiary as dividends or distributions in respect of the Issue Date Dorian Holdings;
(b)            any sale, transfer, lease or other disposition of any of the Company’s or its Subsidiaries’ assets (in the ordinary course of business or otherwise) in any transaction or series of transactions, such that (A) the aggregate market value of all assets so sold, transferred, leased or otherwise disposed of during any fiscal year may be up to (and including) 15% of the aggregate market value of all of the Company’s and the Company’s Subsidiaries’ assets (on a consolidated basis) on the last day of the immediately preceding fiscal year and (B) the Company receives, or the relevant Subsidiary receives, consideration at the time of such sale, transfer, lease or other disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors of the Company, of the assets subject to such sale, transfer, lease or other disposition; and
(c)            (i) the actual or constructive total loss of a Vessel or the agreed or compromised total loss of a Vessel, (ii) the destruction of a Vessel, (iii) damage to a Vessel to an extent as shall make repair thereof uneconomical or shall render such Vessel permanently unfit for normal use (other than obsolescence) or (iv) the condemnation, confiscation, requisition for title, seizure, forfeiture or other taking of title to or use of a Vessel that shall not be revoked within 30 days, in each case as determined in good faith by the Board of Directors of the Company, provided, that the aggregate market value of all assets included as a Permitted Asset Sale pursuant to this paragraph (c) during any fiscal year may not exceed 10% of the aggregate market value of all of the Company’s and the Company’s Subsidiaries’ assets (on a consolidated basis) on the last day of the immediately preceding fiscal year.
“Permitted Business” means any business conducted by the Company or any of its Subsidiaries as described in the Company’s annual report on Form 20-F for the year ended December 31, 2013 and any businesses that, in the good faith judgment of the Board of Directors of the Company, are reasonably related, ancillary, supplemental or complementary thereto, or reasonable extensions thereof, including without limitation, the direct or indirect ownership, management, operation and chartering of Vessels and any business incidental thereto.
“Permitted Holder” means (a) Emanuele Lauro, (b) any Immediate Family Member of Emanuele Lauro, or (c) one or more Affiliates of any person listed in (a) or (b).

“Redemption Date,” with respect to any Notes or portion thereof to be redeemed, means the date fixed for such redemption pursuant to this Second Supplemental Indenture or such Notes.
“Related Assets” means (a) any insurance policies and contracts from time to time in force with respect to a Vessel, (b) the Capital Stock of any Subsidiary of the Company owning one or more Vessels and related assets, (c) any requisition compensation payable in respect of any compulsory acquisition of a Vessel, (d) any earnings derived from the use or operation of a Vessel and/or any earnings account with respect to such earnings, (e) any charters, operating leases, contracts of affreightment, Vessel purchase options and related agreements entered and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease, Vessel purchase option or agreement, (f) any cash collateral account established with respect to a Vessel pursuant to the financing arrangement with respect thereto, (g) any building, conversion or repair contracts relating to a Vessel and any security or guarantee in respect of the builder’s obligations under such contract and (h) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of a Vessel and any asset reasonably related, ancillary or complementary thereto.
“Total Assets” means, in respect of the Company on a consolidated basis, as of a given date, all of the assets of the Company of the type presented on its consolidated balance sheet.
“Total Borrowings” means, in respect of the Company on a consolidated basis, as of a given date, the aggregate of the following, without duplication:
(a)            the outstanding principal amount of any moneys borrowed; plus
(b)            the outstanding principal amount of any acceptance under any acceptance credit; plus
(c)            the outstanding principal amount of any bond, note, debenture or other similar instrument; plus
(d)            the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which obligation is required to be classified and accounted for as a capital lease obligation under IFRS (the amount of such obligation at any date will be the capitalized amount thereof at such date, determined in accordance with IFRS); plus
(e)            the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis or which otherwise meet any requirements for de-recognition under IFRS); plus
(f)            the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables); plus

(g)            any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in clause (c) above; plus
(h)            the outstanding principal amount of any indebtedness of any Person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by the Company to the extent that such guaranteed indebtedness is determined and given a value in respect of the Company on a consolidated basis in accordance with IFRS.
Notwithstanding the foregoing, “Total Borrowings” shall not include any indebtedness or obligations arising from derivative transactions entered into solely for purposes of protecting against interest rate or currency fluctuations.
“Vessels” means one or more shipping vessels primarily designed and utilized for the transport of cargo, including, without limitation, bulk carriers, freighters, general cargo carriers, containerships and tankers, but excluding passenger vessels, or which are otherwise engaged, used or useful in any business activities of the Company, in each case together with all related spares, equipment and any additions or improvements.
“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote generally in the election of the Board of Directors of such Person.
For purposes of the foregoing definitions and the covenants set forth in Article VI of this Second Supplemental Indenture, any accounting term, phrase, calculation, determination or treatment used, required or referred to is to be construed in accordance with IFRS in effect as of December 31, 2013.
Section 1.02.                          Other Definitions.
Term	Defined in Section of this Second Supplemental Indenture
“Additional Amounts”	8.01(a)
“Additional Interest”	7.02(b)
“Additional Notes”	2.04(f)
“Asset Sale”	6.06
“Beneficial Owner” and “Beneficial Ownership”	4.01(a)
“Change of Control”	4.01(a)
“Change of Control Purchase Date”	4.01(a)
“Change of Control Purchase Price”	4.01(a)
“covenant defeasance”	9.06
“DTC”	2.03
“Event of Default”	7.01
“Interest Payment Date”	2.04(c)
“legal defeasance”	9.06

“Limited Permitted Asset Sale Purchase Date”	6.06
“Limited Permitted Asset Sale Purchase Price”	6.06
“Maturity Date”	2.04(b)
“Person”	4.01(a)
“Record Date”	2.04(c)
“Reporting Default”	7.02(b)
“Restricted Payments”	6.04
“Specified Tax Jurisdiction”	8.01(a)
“Taxes”	8.01(a)

ARTICLE II
Application of Supplemental Indenture and Creation, Forms, Terms and Conditions of Notes

Section 2.01.                          Application of this Second Supplemental Indenture.  Notwithstanding any other provision of this Second Supplemental Indenture, the provisions of this Second Supplemental Indenture, including the covenants set forth herein, are expressly and solely for the benefit of the Holders of the Notes established by this Second Supplemental Indenture.  The Notes constitute a separate series of Securities as provided in Section 2.01 of the Indenture.
Section 2.02.                          Creation of the Notes.  In accordance with Section 2.01 of the Indenture, the Company hereby creates the Notes as a separate series of its Securities issued pursuant to the Indenture, as supplemented by this Second Supplemental Indenture.  The Notes shall be issued initially in an aggregate principal amount of $45,000,000.
Section 2.03.                          Global Notes.  The Notes shall be issued in the form of Global Securities, duly executed by the Company and authenticated by the Trustee, which shall be deposited with the Trustee as custodian for the Depository and registered in the name of “Cede & Co.,” as the nominee of the Depository.  The Depository Trust Company (“DTC”) initially shall serve as Depository for the Notes.  So long as the Depository, or its nominee, is the registered owner of a Global Security, the Depository or its nominee, as the case may be, shall be considered the sole owner or Holder of the Notes represented by such Global Security for all purposes under the Indenture, this Second Supplemental Indenture and under such Notes.  Ownership of beneficial interests in such Global Security shall be shown on, and transfers thereof will be effective only through, records maintained by the Depository or its nominee (with respect to beneficial interests of participants) or by participants or Persons that hold interests through participants (with respect to beneficial interests of beneficial owners).
Section 2.04.                          Terms and Conditions of the Notes.  The Notes shall be governed by all the terms and conditions of the Indenture, as supplemented by this Second Supplemental Indenture.  The following provisions shall be terms of the Notes:

(a)        Designation; Aggregate Principal Amount.  The title of the Notes shall be as specified in the Recitals; and the aggregate principal amount of the Notes shall be unlimited.
(b)        Stated Maturity.  The Notes shall mature, and the principal of the Notes shall be due and payable in Dollars to the Holders thereof, together with all accrued and unpaid interest thereon, on October 15, 2017 (the “Maturity Date”).
(c)        Payment of Principal and Interest; Additional Amounts.  The Notes shall bear interest at 7.50% per annum, from and including October 31, 2014, or from the most recent Interest Payment Date (as defined hereafter) on which interest has been paid or duly provided for to, but excluding, the next succeeding Interest Payment Date, the Maturity Date or the Redemption Date, as the case may be.  Interest shall also be paid on overdue principal, and, to the extent lawful, overdue installments of interest at the applicable interest rate for the Notes.  Interest shall be calculated on the basis of a 360-day year comprised of twelve 30-day months.  Interest on the Notes shall be payable quarterly in arrears in Dollars on January 15, April 15, July 15 and October 15 of each year, commencing on January 15, 2015 (each such date, an “Interest Payment Date” for the purposes of the Notes issued under this Second Supplemental Indenture).  Payments of interest shall be made to the Person in whose name a Note (or predecessor Note) is registered at the close of business on January 1, April 1, July 1 or October 1 (whether or not that date is a Business Day), as the case may be, immediately preceding such Interest Payment Date (each such date, a “Record Date” for the purposes of the Notes issued under this Second Supplemental Indenture).  All payments in respect of the Notes shall include Additional Amounts as and to the extent set forth in Article VIII of this Second Supplemental Indenture.  If any Interest Payment Date or the Maturity Date of the Notes falls on a day that is not a Business Day, the payment of interest and/or principal, as the case may be, to be paid on such date shall be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest shall accrue on the amounts so payable for the period from and after such Interest Payment Date or Maturity Date of the Notes, as the case may be, to such next succeeding Business Day.
(d)        Registration and Form; Denomination.  The Notes shall be issuable as registered securities without coupons, as provided in Section 2.03 of this Article II.  The form of the Notes shall be as set forth in Exhibit A attached hereto, which is incorporated herein by reference.  The Notes shall be issued and may be transferred only in minimum denomination of $25.00 and integral multiples of $25.00 in excess thereof.
(e)        Discharge; Legal Defeasance and Covenant Defeasance.  The provisions for satisfaction and discharge, excluding clause 8.01(a)(ii)(4) in Section 8.01 of the Indenture, shall apply with respect to the Notes.  Section 8.03 of the Indenture, relating to legal defeasance, shall not apply to the Notes, and shall be superseded by the provisions of Section 9.05 of this Second Supplemental Indenture.  Section 8.04 of the Indenture, relating to covenant defeasance, shall not apply to the Notes, and shall be superseded by the provisions of Section 9.06 of this Second Supplemental Indenture.

(f)        Further Issuance.  Notwithstanding anything to the contrary contained herein or in the Indenture, the Company may, from time to time, without the consent of or notice to the Holders, create and issue further debt securities having the same interest rate, maturity and other terms (except for the issue date, the public offering price and the first Interest Payment Date) as, ranking equally and ratably with, the Notes (the “Additional Notes”).  Such additional Notes shall be consolidated with and shall form a single series with the previously outstanding Notes, including for purposes of voting and redemptions, and shall be fungible with the Notes for United States federal income tax purposes or will have a separate CUSIP number than the Notes.  No Additional Notes may be issued if an Event of Default has occurred and is continuing with respect to the Notes.
(g)        Sinking Fund.   The Notes are not entitled to any sinking fund.
(h)        Registrar and Paying Agent. Section 2.04 of the Indenture shall be applicable to the Notes. With respect to the Notes, the office or agency maintained by the Company for purposes of Section 2.04 of the Indenture shall be in the City of New York and shall initially be designated to be the Corporate Trust Office of the Trustee, as such office of the Company.  Deutsche Bank Trust Company Americas, the Trustee, initially shall be the Paying Agent and Registrar for the Notes.
(i)        Currency.  The Notes shall be issued in U.S. Dollars and all amounts payable in respect of principal or interest shall be paid in U.S. Dollars.
(j)        Other Terms and Conditions.  The Notes shall have such other terms and conditions as provided in the form thereof attached as Exhibit A hereto.
ARTICLE III
REDEMPTION

Section 3.01.                          Notice of Redemption.  In addition to the information provided for in Section 3.03 of the Indenture, a notice of redemption shall also state: the provision of the Indenture pursuant to which the Notes are being redeemed; the portion of the redemption price constituting accrued and unpaid interest; the amount of Additional Amounts (as defined below), if any, payable on the date fixed for redemption; that unless we default in making the redemption payment on the Notes called for redemption, interest on such Notes will cease to accrue on and after the Redemption Date; and that the Notes called for redemption will become due on the date fixed for redemption.
Section 3.02.                          Optional Redemption for Changes in Withholding Taxes.  The Company may redeem the Notes, at its option, at any time in whole but not in part, upon not less than 30 nor more than 60 days’ prior written notice to the Holders (which notice shall be irrevocable), at a redemption price equal to 100% of the outstanding principal amount of Notes, plus accrued and unpaid interest to, but excluding, the applicable date fixed for redemption, and all Additional Amounts (if any) then due and which will become due on the applicable Redemption Date (subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date and Additional Amounts (if any) in respect thereof), in the event that the Company determines in good faith that the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, Additional Amounts and such obligation cannot be avoided by taking reasonable measures available to the Company (including making payment through a paying agent located in another jurisdiction), as a result of:
(a)        a change in or an amendment to the laws (including any regulations or rulings promulgated thereunder) of any Specified Tax Jurisdiction affecting taxation, which change or amendment is announced or becomes effective on or after the date of this Second Supplemental Indenture; or
(b)        any change in or amendment to any official position of a taxing authority in any Specified Tax Jurisdiction regarding the application, administration or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this Second Supplemental Indenture.
Notwithstanding the foregoing, no notice of redemption for changes in withholding taxes may be given earlier than 60 days prior to the earliest date on which the Company would be obligated to pay Additional Amounts if a payment in respect of the Notes were then due.  At least five calendar days before the Company provides notice of redemption of the Notes as set forth in Section 3.03 of the Indenture and Section 3.01(b) of this Second Supplemental Indenture, the Company will deliver to the Trustee and Paying Agent (i) an Officers’ Certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company to so redeem have occurred and (ii) an opinion of a nationally recognized independent legal counsel that the Company has or will become obligated to pay Additional Amounts as a result of the circumstances referred to in clause (a) or (b) of the preceding paragraph.
The Trustee and Paying Agent will accept and will be entitled to conclusively rely upon the Officers’ Certificate and Opinion of Counsel as sufficient evidence of the satisfaction of the conditions precedent described above, in which case they will be conclusive and binding on the Holders.
Except to the extent inconsistent with the foregoing, all provisions of Article III of the Indenture shall apply to any redemption pursuant to this Section 3.02.
Section 3.03.                          Open Market Repurchases.  Notwithstanding any provision hereunder or in the Indenture to the contrary, the Company and its Affiliates may purchase Notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices.  Notes that the Company or any of its Affiliates purchase may, at the Company’s discretion, be held, resold or canceled.

ARTICLE IV
Change of Control

Section 4.01.                          Change of Control.  (a) If a Change of Control occurs at any time, Holders will have the right, at their option, to require the Company to purchase for cash any or all of such Holder’s Notes, or any portion of the principal amount thereof, that is equal to $25.00 or an integral multiple of $25.00.  The price the Company is required to pay (the “Change of Control Purchase Price”) is equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest to, but excluding, the Change of Control Purchase Date, subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date.  The “Change of Control Purchase Date” will be a date specified by the Company that is not less than 20 or more than 35 calendar days following the date of the Change of Control notice as described below.  Any Notes purchased by the Company will be paid for in cash.  A “Change of Control” will be deemed to have occurred at the time after the Notes are originally issued if
(i)    any “Person” (defined, for purposes of this Article IV, as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “Beneficial Owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (ii) such Person shall be deemed to have “Beneficial Ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;
(ii)    the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than (A) a transaction in which the survivor or transferee is a Person that is controlled by the Permitted Holder or (B) a transaction following which, in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction; or
(iii)                  Continuing Directors cease to constitute at least a majority of the Board of Directors; or
(iv)                  if after the Notes are initially listed on the New York Stock Exchange or another national securities exchange, the Notes fail, or at any point cease, to be listed on the New York Stock Exchange or such other national securities exchange. For the avoidance of doubt, it shall not be a Change of

Control if after the Notes are initially listed on the New York Stock Exchange or another national securities exchange, such Notes are subsequently listed on a different national securities exchange and the prior listing is terminated.
ARTICLE V
Offer to Purchase

Section 5.01.
(a)        On or before the 30th day after the occurrence of a Change of Control or a Limited Permitted Asset Sale, as the case may be, the Company will provide to all Holders and the Trustee and Paying Agent a written notice of the occurrence of the Change of Control or Limited Permitted Asset Sale and of the resulting purchase right.  Such notice shall state, among other things: (i) the events causing a Change of Control or Limited Permitted Asset Sale, as the case may be; (ii) the date of the Change of Control or Limited Permitted Asset Sale, as the case may be; (iii) the last date on which a Holder may exercise repurchase right; (iv) the Change of Control Purchase Price or Limited Permitted Asset Sale Purchase Price, as applicable; (v) the Change of Control Purchase Date or Limited Permitted Asset Sale, as applicable; (vi) the name and address of the Paying Agent; and (vii) the procedures that Holders must follow to require the Company to purchase their Notes.
(b)        Simultaneously with providing such notice, the Company will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on the Company’s website or through such other public medium as the Company may use at that time to  achieve a broad dissemination of such notice.
(c)        To exercise the Change of Control purchase right or Limited Permitted Asset Sale purchase right, a Holder must deliver, on or before the third Business Day (or as otherwise provided in the notice provided for in Section 5.01(a) of this Second Supplemental Indenture), immediately preceding the Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as applicable, the Notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Purchase Notice” on the reverse side of the Notes duly completed, to the Paying Agent.  Such notice must:
(i)           if certificated, state the certificate numbers of the Notes to be delivered for purchase;
(ii)          if not certificated, comply with requisite DTC procedures;
(iii)                  state the portion of the principal amount of Notes to be purchased, which must be $25.00 or a multiple thereof; and
(iv)                  state that the Notes are to be purchased by the Company pursuant to the applicable provisions of the Notes and the Indenture.

(d)        Holders may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Business Day immediately preceding the Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as applicable.  The notice of withdrawal shall:
(i)           state the principal amount of the withdrawn Notes;
(ii)          if certificated Notes have been issued, state the certificate numbers of the withdrawn Notes;
(iii)                  if not certificated, comply with requisite DTC procedures; and
(iv)                  state the principal amount, if any, which remains subject to the purchase notice.
(e)        On each Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as applicable, the Company will, to the extent lawful, (i) accept for payment all Notes or portions of Notes properly tendered pursuant to the applicable Change of Control offer or Limited Permitted Asset Sale offer made by the Company, (ii) deposit with the Paying Agent at least one Business Day prior to the Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as applicable, an amount equal to the Change of Control Purchase Price or the Limited Permitted Asset Sale Purchase Price, as applicable, in each case, in respect of all Notes or portions of Notes properly tendered pursuant to the applicable Change of Control offer or Permitted Limited Asset Sale offer made by the Company and (iii) deliver or cause to be delivered to the Trustee the Notes properly accepted, together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being repurchased.  If the Paying Agent holds money or securities sufficient to pay the Change of Control Purchase Price or the Limited Permitted Asset Sale Purchase Price, as applicable, of the Notes on the Change of Control Purchase Date or the Limited Permitted Asset Sale Purchase Date, as applicable, then:
(i)           the Notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the Notes is made or whether or not the Notes are delivered to the Paying Agent); and
(ii)          all other rights of the Holder will terminate (other than the right to receive the Change of Control Purchase Price or the Limited Permitted Asset Sale, as applicable).
(f)        In connection with any offer to purchase Notes pursuant to a Change of Control purchase notice or Limited Permitted Asset Sale purchase notice, as applicable, the Company will, to the extent applicable, comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control or Limited Permitted Asset Sale. To the extent that the provisions of any securities laws or regulations conflict with the Change of

Control provisions of this Second Supplemental Indenture, the Company will comply with any applicable securities laws and regulations and will not be deemed to have breached its obligations under this Second Supplemental Indenture by virtue of such compliance.
(g)        No Notes may be purchased at the option of Holders thereof upon a Change of Control or Limited Permitted Asset Sale if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.
ARTICLE VI
Covenants

The covenants set forth in this Article VI shall be applicable to the Company in addition to the covenants in Article 4 of the Indenture, which shall in all respects be applicable in respect of the Notes.
Section 6.01.                          Limitation on Borrowings.  The Company shall not permit Net Borrowings to equal or exceed 70% of Total Assets.
Section 6.02.                          Limitation on Minimum Net Worth.  The Company shall ensure that its Net Worth always exceeds six hundred fifty million dollars ($650,000,000).
Section 6.03.                          Reports.  Following any Cross Default, the Company shall promptly notify the Holders of the occurrence of such Cross Default.
Section 6.04.                          Restricted Payments.  If (a) an Event of Default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an Event of Default has occurred and is continuing, (b) an Event of Default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an Event of Default would result therefrom, (c) the Company is not in compliance with the covenant described under Section 6.01 or Section 6.02 of this Second Supplemental Indenture, or (d) any payment of dividends or any form of distribution or return of capital would result in the Company not being in compliance with the covenant described under Section 6.01 of Section 6.02 of this Second Supplemental Indenture, then none of the Company or any Subsidiary will declare or pay any dividends or return any capital to its equity holders (other than the Company or a wholly-owned Subsidiary of the Company) or authorize or make any other distribution, payment or delivery of property or cash to its equity holders (other than the Company or a wholly-owned Subsidiary of the Company), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of its equity interests (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding and held by Persons other than the Company or any wholly-owned Subsidiary, or repay any subordinated loans to equity holders (other than the Company or a wholly-owned Subsidiary of the Company) or set aside any funds for any of the foregoing purposes (“Restricted Payments”).

Section 6.05.                          Line of Business.  The Company will not, nor will the Company permit any of its Subsidiaries (other than an Immaterial Subsidiary) to, engage primarily in any business other than a Permitted Business.
Section 6.06.                          Limitation on Asset Sales.  The Company shall not, and shall not permit any Subsidiary to, in the ordinary course of business or otherwise, sell, lease, convey, transfer or otherwise dispose of any of the Company’s, or of any such Subsidiary’s, assets (including Capital Stock and warrants, options or other rights to acquire Capital Stock) (an “Asset Sale”), other than pursuant to a Permitted Asset Sale or a Limited Permitted Asset Sale, unless (A) the Company receives, or the relevant Subsidiary receives, consideration at the time of such Asset Sale at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors of the Company, of the assets subject to such Asset Sale, and (B) within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or the relevant Subsidiary, as the case may be, shall apply all such Net Proceeds to:
(a)        repay or prepay indebtedness under any Credit Facility secured by a lien on assets of the Company or any Subsidiary;
(b)        acquire all or substantially all of the assets of, or any Capital Stock of, a person primarily engaged in a Permitted Business; provided, that in the case of the acquisition of Capital Stock of any Person, such Person is or becomes a Subsidiary of the Company and will be subject to all restrictions described in this Second Supplemental Indenture as applying to Subsidiaries of the Company existing on the Issue Date;
(c)        make a capital expenditure;
(d)        acquire other assets that are not classified as current assets under IFRS and that are used or useful in a Permitted Business (including, without limitation, Vessels and Related Assets);
(e)        repay unsecured senior indebtedness of the Company or any Subsidiary (including any redemption, repurchase, retirement or other acquisition of the Notes); and
(f)        any combination of the transactions permitted by the foregoing clauses (a) through (e), provided, that any sale, assignment, conveyance, transfer or lease of all or substantially all of the Company’s properties and assets to any Person or Persons (whether in a single transaction or a series of related transactions) will be governed by the provisions described under Section 4.01 of this Second Supplemental Indenture and Article 5 of the Indenture and not by the provisions of this Section 5.06.
A (1) binding contract to apply the Net Proceeds in accordance with clauses (b) through (d) above shall toll the 365-day period in respect of such Net Proceeds or (2) determination by the Company to apply all or a portion of such Net Proceeds toward the exercise of an outstanding purchase option contract shall toll the 365-day period in respect of such Net Proceeds or portion thereof, in each case, for a period not to exceed 365 days or, in the case of a binding contract to acquire one or more Vessels, until the end of the construction or delivery period specified in such binding contract, as the same may be extended, from the expiration of the aforementioned 365-day period, provided, that such binding contract and such determination by the Company, in each case, shall be treated as a permitted application of Net Proceeds from the date of such binding contract or determination until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) (i) in the case of a construction contract or any exercised purchase option contract, the date of expiration or termination of such construction contract or exercised purchase option contract and (ii) in all other cases, the 365th day following the expiration of the aforementioned 365-day period.
Pending the final application of any Net Proceeds, the Company or any of its Subsidiaries may apply Net Proceeds to the repayment or reduction of outstanding indebtedness or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.
If a Limited Permitted Asset Sale occurs at any time, the Company must, within 30 days of such Limited Permitted Asset Sale, make pursuant to Article V of this Second Supplemental Indenture an offer to purchase Notes having a principal amount equal to the Excess Proceeds of such Limited Permitted Asset Sale. The price that the Company will be required to pay (the “Limited Permitted Asset Sale Purchase Price”) is equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest to, but excluding, the Limited Permitted Asset Sale Purchase Date, subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date.  If the offer to purchase is for less than all of the outstanding Notes and Notes in an aggregate principal amount in excess of the purchase amount are tendered and not withdrawn pursuant to the offer, the Company will purchase Notes having an aggregate principal amount equal to the purchase amount on a pro rata basis, with adjustments so that only notes in multiples of $25.00 principal amount will be purchased.  The “Limited Permitted Asset Sale Purchase Date” will be a date specified by the Company that is not less than 20 or more than 35 calendar days following the date of the Limited Permitted Asset Sale notice as described in Article V of this Second Supplemental Indenture.  Any Notes purchased by the Company pursuant to such offer to purchase will be paid for in cash.
Section 6.07.                          Compliance Certificate.  Section 4.03 of the Indenture shall be superseded in its entirety by the following:
The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge the Company is not  in default in the performance or observance of any of the terms, provisions and conditions of the Indenture or this Second Supplemental Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto).  The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any Event of Default described Section 7.01 of this Second Supplemental Indenture and any event of which it becomes aware that with the giving of notice or the lapse of time would become such an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.
ARTICLE VII
Events of Default

Section 7.01.                          Modifications of Certain Events of Default.  The Events of Default set forth in Section 6.01 of the Indenture shall be superseded in their entirety by the following Events of Default in this Section 7.01 (each an “Event of Default”):
(a)        default in the payment of the principal of or any premium on any Notes, or any Additional Amounts payable with respect thereto, when such principal or premium becomes or such Additional Amounts become due and payable at Maturity; or
(b)        default in the payment of any interest on any Security of such series, or any Additional Amounts payable with respect thereto, when such interest becomes or such Additional Amounts become due and payable, and continuance of such default for a period of 30 days; or
(c)        failure by the Company to perform or comply with the provisions of Article V of the Indenture (as amended by this Second Supplemental Indenture) relating to mergers and similar events; or
(d)        failure by the Company to provide notice of a Change of Control or a Limited Permitted Asset Sale or to repurchase Notes tendered for repurchase following the occurrence of a Change of Control or a Limited Permitted Asset Sale in conformity with the covenants set forth in Article IV of this Second Supplemental Indenture; or
(e)        default in the performance, or breach, of any covenant of the Company in this Second Supplemental Indenture or the Indenture, and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Notes, a written notice; or
(f)        any debt of the Company or any Subsidiary having an aggregate principal amount of $25.0 million or more in the aggregate for all such debt of all such Persons (i) is subject to an event of default that results in such debt being due and payable prior to its scheduled maturity or (ii) is subject to a failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period; or

(g)        the entry against the Company of one or more final judgments or decrees for the payment of money in an aggregate amount in excess of $25.0 million, by a court or courts of competent jurisdiction, which final judgment or decree remains undischarged, unstayed or unwaived for a period of 90 consecutive days; or
(h)        the entry by a court having competent jurisdiction of:
(i)            a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or
(ii)           a decree or order adjudging the Company or any Significant Subsidiary to be insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of the Company or any Significant Subsidiary and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or
(iii)                  a final and non-appealable order appointing a custodian, receiver, liquidator, assignee, trustee or other similar official of the Company or any Significant Subsidiary of any substantial part of the property of the Company or any Significant Subsidiary or ordering the winding up or liquidation of the affairs of the Company or any Significant Subsidiary; or
(i)        the commencement by the Company or any Significant Subsidiary of a voluntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or of a voluntary proceeding seeking to be adjudicated insolvent or the consent by the Company or any Significant Subsidiary to the entry of a decree or order for relief in an involuntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any insolvency proceedings against it, or the filing by the Company or any Significant Subsidiary of a petition or answer or consent seeking reorganization, arrangement, adjustment or composition of the Company or any Significant Subsidiary or relief under any applicable law, or the consent by the Company or any Significant Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or similar official of the Company or any Significant Subsidiary or any substantial part of the property of the Company or any Significant Subsidiary or the making by the Company or any Significant Subsidiary of an assignment for the benefit of creditors, or the taking of corporate action by the Company or any Significant Subsidiary in furtherance of any such action.
Section 7.02.                          Acceleration of Maturity; Rescission and Annulment. Section 6.02(a) of the Indenture shall be applicable to the Notes, except that the reference therein to “clauses (g) or (h) of Section 6.01” shall be replaced by a reference to “clauses (h) or (i) of Section 7.01 of the Second Supplemental Indenture.”

Section 7.03.                          Section 6.02(b) of the Indenture shall be superseded in its entirety by the following:
Notwithstanding the foregoing, at the election of the Company, the sole remedy with respect to an Event of Default resulting from a failure by the Company to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act or the requirements of Section 4.02 of the Indenture (any such Event of Default, a “Reporting Default”), shall, after the occurrence of such Reporting Default consist exclusively of the right to receive additional interest (the “Additional Interest”) on the Notes at an annual rate equal to (i) 0.25% of the principal amount of the Notes for each day during the 90 calendar day period beginning on, and including, the date on which such Reporting Default first occurs and on which such Reporting Default is continuing and (ii) 0.50% of the principal amount of the Notes for each day during the 90 calendar day period beginning on, and including, the 91st day following the date on which such Reporting Default first occurs and on which such Reporting Default is continuing.  If the Company so elects, the Additional Interest shall accrue on all outstanding Notes from and including the date on which such Reporting Default first occurs until such violation is cured or waived and shall be payable in arrears on regular Interest Payment Dates.  On the 181st day after such Reporting Default (if such violation is not cured or waived prior to such 181st calendar day), then the Trustee or the Holders of not less than 25% in principal amount of the outstanding Notes may declare the principal of all the Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the Holders), and upon any such declaration such principal or such lesser amount shall become immediately due and payable.
If the Company elects to pay the Additional Interest as the sole remedy during the first 180 days following the occurrence of a Reporting Default, the Company shall notify in writing the Holders, the Paying Agent and the Trustee of such election at any time on or before the close of business on the fifth Business Day prior to the date on which such Reporting Default would otherwise occur.  Unless and until a Responsible Officer of the Trustee receives at the Corporate Trust Office such written notice, the Trustee may assume without inquiry that Additional Interest is not payable.
ARTICLE VIII
Additional Amounts

Section 8.01.                          Additional Amounts.  (a) All payments made by or on behalf of the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter “Taxes”) unless the withholding or deduction of such Taxes is then required by law.  If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of the government of the Republic of Marshall Islands or any political subdivision or any authority or agency therein or thereof having power to tax, or any other jurisdiction in which the Company (including any successor entity) is organized or is otherwise resident for tax purposes, or any jurisdiction from or through which payment is made (including, without limitation, the jurisdiction of each paying agent) (each a “Specified Tax Jurisdiction”), will at any time be required to be made from any payments made under or with respect to the Notes.  the Company will pay such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received in respect of such payments by a Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to:
(i)           any Taxes that would not have been so imposed but for the Holder or beneficial owner of the Notes having any present or former connection with the Specified Tax Jurisdiction (other than the mere acquisition, ownership, holding, enforcement or receipt of payment in respect of the Notes);
(ii)          any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge;
(iii)                  any Taxes payable other than by deduction or withholding from payments under, or with respect to, the Notes;
(iv)                  any Taxes imposed as a result of the failure of the Holder or beneficial owner of the Notes to complete, execute and deliver to the Company any form or document to the extent applicable to such Holder or beneficial owner that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered to the Company in order to enable the Company to make payments on the Notes without deduction or withholding for Taxes, or with deduction or withholding of a lesser amount, which form or document will be delivered within 60 days of a written request therefor by the Company;
(v)    any Taxes that would not have been so imposed but for the beneficiary of the payment having presented a Note for payment (in cases in which presentation is required) more than 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);
(vi)                  any Taxes imposed on or with respect to any payment by the Company to the Holder if such Holder is a fiduciary or partnership or Person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual Holder of such Note;

(vii)                  any Taxes that are required to be deducted or withheld on a payment pursuant to European Council Directive 2003/48/EC or any law implementing, or introduced in order to conform to, such directive; or
(viii)                  any combination of items (i) through (vii) above.
(b)        If the Company becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes, the Company will deliver to the Trustee and Paying Agent at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Company will notify the Trustee and Paying Agent in writing promptly thereafter but in no event later than five calendar days prior to the date of payment) an Officers’ Certificate stating the fact that Additional Amounts will be payable and the amount so payable.  The Officers’ Certificate shall also set forth any other information necessary to enable the Paying Agent to pay Additional Amounts to Holders on the relevant payment date.  The Trustee and Paying Agent will be entitled to rely solely on such Officers’ Certificate as conclusive proof that such payments are necessary.  The Company will provide the Trustee and Paying Agent with documentation evidencing the payment of Additional Amounts.
(c)        The Company will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant governmental authority on a timely basis in accordance with applicable law.  As soon as practicable, the Company will provide the Trustee and Paying Agent with an official receipt or, if official receipts are not obtainable, other documentation evidencing the payment of the Taxes so withheld or deducted.  Upon written request, copies of those receipts or other documentation, as the case may be, will be made available by the Trustee and Paying Agent to the Holders of the Notes.
(d)        Whenever in the Indenture or this Second Supplemental Indenture there is referenced, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, interest or any other amount payable under, or with respect to, the Notes, such reference will be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
(e)        The Company will indemnify a Holder, within 10 Business Days after written demand therefor, for the full amount of any Taxes paid by such Holder to a governmental authority of a Specified Tax Jurisdiction, on or with respect to any payment by on or account of any obligation of the Company to withhold or deduct an amount on account of Taxes for which the Company would have been obligated to pay Additional Amounts hereunder and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant governmental authority.  A certificate as to the amount of such payment or liability delivered to the Company by a Holder will be conclusive absent manifest error.

(f)        The Company will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any Specified Tax Jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes, and the Company will indemnify the Holders for any such taxes paid by such Holders.
Section 8.02.                          Obligations to Survive.  The obligations described in Section 8.01 of this Second Supplemental Indenture will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor person to the Company is organized or any political subdivision or authority or agency thereof or therein.
ARTICLE IX
FURTHER MODIFICATIONS TO INDENTURE
Section 9.01.                          Outstanding Securities.  Section 2.09 of the Indenture shall be applicable to the Notes, except that the third paragraph shall be superseded in its entirety by the following:
If, on or after the Maturity of the Securities or any redemption date or date for purchase of the Notes pursuant to an Offer to Purchase, the Trustee (or Paying Agent, other than the Company or an Affiliate of the Company) holds money sufficient to pay all amounts then due, those Notes payable or to be redeemed or purchased on that date cease to be outstanding and interest on them ceases to accrue.
Section 9.02.                          Successors. Section 5.01 and Section 5.02 of the Indenture shall be superseded in their entirety by the following:
(a)        The Company will not
(i)           consolidate with or merge with or into any Person or permit any Person to merge with or into the Company, or
(ii)          sell, assign, convey, transfer, or otherwise dispose of all or substantially all of its properties and assets, in one transaction or a series of related transactions, to any Person or
(iii)                  lease all or substantially all of its assets, whether in one transaction or a series of transactions, to  one or more other Persons, unless
(A)                the successor Person, if any, is a corporation, partnership, trust or other entity organized and validly existing under the laws of the Republic of the Marshall Islands, the United States of America, any State of the United States of America or the District of Columbia, the Commonwealth of the Bahamas, the Republic of Liberia, the Republic of Panama, the Commonwealth of Bermuda, the British Virgin Islands, the Cayman Islands, the Isle of Man, Cyprus, Norway, Greece, Hong Kong,

the United Kingdom, Malta, any Member State of the European Union and any other jurisdiction generally acceptable, as determined in good faith by the Board of Directors of the Company, to institutional lenders in the shipping industries;
(B)                immediately after giving effect to the transaction, no Default or Event of Default has occurred and is continuing;
(C)                such Person or Persons shall expressly assume by supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of, and any interest on, all Notes and the performance or observance of every covenant of the Indenture and the Second Supplemental Indenture on the part of the Company to be performed or observed; and
(D)                the Company delivers to the Trustee, prior to the consummation of the transaction, an Officers’ Certificate and an Opinion of Counsel, each stating that the consolidation, merger or transfer and the supplemental indenture (if any) comply with the Indenture, as supplemented by the Second Supplemental Indenture.
(b)        Upon the consummation of any transaction effected in accordance with these provisions, the successor Person will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, the Second Supplemental Indenture and the Notes with the same effect as if such successor Person had been named as the Company in the Indenture.  Upon such substitution, except in the case of (i) a lease or (ii) the sale, conveyance, transfer or disposition of less than all its assets, the Company will be released from its obligations under the Indenture, the Second Supplemental Indenture and the Notes.
Section 9.03.                          Principal and Interest Inclusive. With respect to the Notes, all provisions of this Second Supplemental Indenture and the Indenture relating to principal and interest, shall be understood to include, to the extent applicable, the Change of Control Purchase Price, the Limited Permitted Asset Sale Purchase Price, any redemption price, any Additional Amounts, any Additional Interest, and any other amounts then payable upon the Notes.
Section 9.04.                          Satisfaction and Discharge. Section 8.01 of the Indenture shall be applicable to the Notes, except that in Section 8.01(a)(ii) the phrase “have become due and payable, or” shall be deleted.
Section 9.05.                          Legal Defeasance. Section 8.03 of the Indenture shall not apply to the Notes, and shall be superseded by the provisions of this Section 9.05 of this Second Supplemental Indenture.  After the 123rd day following the deposit referred to in clause (1), the Company will be deemed to have paid and will be discharged from its obligations in respect of the Notes and the Indenture, other than its obligations in Article 2 of the Indenture, and Sections 4.01 of the Indenture, Section 7.07 of the Indenture, Section 7.08

of the Indenture, Section 8.05 of the Indenture and Section 9.07 of this Second Supplemental Indenture (“legal defeasance”), provided the following conditions have been satisfied:
(a)        The Company has irrevocably deposited in trust with the Trustee, as trust funds solely for the benefit of the Holders, money or U.S. Government Obligations or a combination thereof sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certificate thereof delivered to the Trustee, without consideration of any reinvestment, to pay principal of and interest on the Notes to maturity or redemption, as the case may be, provided that any redemption before maturity has been irrevocably provided for under arrangements satisfactory to the Trustee.
(b)        No default has occurred and is continuing on the date of the deposit or occurs at any time during the 123-day period following the deposit.
(c)        The deposit will not result in a breach or violation of, or constitute a default under, the Indenture, this Second Supplemental Indenture or any other agreement or instrument to which the Company is a party or by which it is bound.
(d)        The Company has delivered to the Trustee
(i)    either (x) a ruling received from the Internal Revenue Service to the effect that the beneficial owners of the Notes to be defeased will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would otherwise have been the case or (y) an Opinion of Counsel, based on a change in law after the date of this Second Supplemental Indenture, to the same effect as the ruling described in clause (x), and
(ii)    an Opinion of Counsel to the effect that (i) the creation of the defeasance trust does not violate the Investment Company Act of 1940, (ii) the Holders have a valid first priority Note interest in the trust funds (subject to customary exceptions), and (iii) after the passage of 123 days following the deposit, the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law.
(e)        If the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the deposit and defeasance will not cause the Notes to be delisted.
(f)        The Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the defeasance have been complied with.

Prior to the end of the 123-day period, none of the Company’s obligations under the Indenture or the Second Supplemental Indenture will be discharged.  Thereafter, the Trustee upon request will acknowledge in writing the discharge of the Company’s obligations under the Notes, the Indenture and the Second Supplemental Indenture except for the surviving obligations specified above.
Section 9.06.                          Covenant Defeasance. Section 8.04 of the Indenture shall not apply to the Notes, and shall be superseded by the provisions of this Section 9.06 of this Second Supplemental Indenture.  After the 123rd day following the deposit referred to in clause (1) of Section 9.05 of this Second Supplemental Indenture, the Company’s obligations set forth in Sections 6.01 through 6.06 of this Second Supplemental Indenture and clauses  (c), (d), (e), (f) and (g) of Section 7.01 of this Second Supplemental Indenture will no longer constitute Events of Default (“covenant defeasance”), provided the following conditions have been satisfied:
(a)        The Company has complied with clauses (a), (b), (c), d(ii), (e) and (f) of Section 9.05 of this Second Supplemental Indenture; and
(b)        the Company has delivered to the Trustee an Opinion of Counsel to the effect that the beneficial owners of the Notes to be defeased will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would otherwise have been the case.
Except as specifically stated above, none of the Company’s obligations under the Indenture will be discharged.
Section 9.07.                          Reinstatement.  If and for so long as the Trustee is unable to apply any money or U.S. Government Obligations held in trust pursuant to Section 8.01 of the Indenture, or Sections 9.05 or 9.06 of this Second Supplemental Indenture by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s obligations under the Indenture, the Second Supplemental Indenture and the Notes will be reinstated as though no such deposit in trust had been made.  If the Company makes any payment of principal of or interest on any Notes because of the reinstatement of its obligations, it will be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held in trust.
Section 9.08.                          Modification Without Consent.  With respect to the Notes, the following clauses (a) through (h) shall replace clauses (a) through (h) of Section 9.01 of the Indenture:
(a)        to cure any ambiguity, omission, defect or inconsistency that does not adversely affect the rights of any Holder of the Notes in any material respect;
(b)        to provide for the assumption by a successor corporation of the Company’s obligations under the Indenture and this Second Supplemental Indenture, in accordance with Article 5 of the Indenture, as amended by Section 9.02 of this Second Supplemental Indenture;
(c)        to secure the Notes;
(d)        to add to the Covenants of the Company for the benefit of the Holders of the Notes or to surrender any right or power conferred upon the Company;
(e)        to provide for uncertificated Notes, at any time that the Notes are in certificated form;
(f)        to evidence and provide for the acceptance of appointment of a successor Trustee with respect to the Notes;
(g)        to comply with the requirements of the TIA and any rules promulgated under the TIA; and
(h)        to make any other change that does not adversely affect the rights of any Holder of the Notes in any material respect;
Section 9.09.                          Modification With Consent.  With respect to the Notes, the following clauses (a) through (k) shall replace clauses (a) through (l) of Section 9.03 of the Indenture:
(a)        change the stated maturity of the principal of, or any interest on, the Notes;
(b)        reduce the principal amount of, or interest on, the Notes;
(c)        change the interest rate applicable to the Notes;
(d)        change the currency of payment of principal of, or interest on, the Notes or change any Note’s place of payment;
(e)        impair the right of any Holder to receive payment of principal of, and interest on, such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on, or with respect to, the Notes;
(f)        modify the provisions with respect to the purchase rights of the Holders pursuant to Section 4.01 and Section 6.06 of this Second Supplemental Indenture in a manner adverse to the Holders of Notes;
(g)        change the ranking of the Notes;
(h)        change the Company’s obligation to pay Additional Amounts on any Note;
(i)        waive a default or Event of Default in the payment of principal of, or interest, if any, on any Note (except a rescission of acceleration of the Notes by the

Holders of at least a majority in principal amount of the outstanding Notes and a waiver of the payment default that resulted from such acceleration);
(j)        waive a redemption payment with respect to any Note or change any of the provisions with respect to the redemption of the Notes in a manner adverse to the Holders of Notes; and
(k)        modify provisions with respect to modification, amendment or waiver (including waiver of Events of Default), except to increase the percentage required for modification, amendment or waiver or to provide for consent of each affected Holder of the Notes.

ARTICLE X
Miscellaneous

Section 10.01.                                        Ratification of Indenture.  This Second Supplemental Indenture is executed and shall be constructed as an indenture supplement to the Indenture, and as supplemented and modified hereby, the Indenture is in all respects ratified and confirmed, and the Indenture and this Second Supplemental Indenture shall be read, taken and constructed as one and the same instrument.
Section 10.02.                                        Trust Indenture Act Controls.  If any provision of this Second Supplemental Indenture limits, qualifies or conflicts with another provision that is required or deemed to be included in this Second Supplemental Indenture by the Trust Indenture Act, the required or deemed provision shall control.
Section 10.03.                                        Notices.  All notices and other communications shall be given as provided in the Indenture.
Section 10.04.                                        Governing Law.  With respect to the Notes, Section 10.11 of the Indenture shall be superseded in its entirety by the following
THE INDENTURE, THIS SECOND SUPPLEMENTAL INDENTURE AND THE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE OR INSTRUMENTS ENTERED INTO AND, IN EACH CASE, PERFORMED IN THE STATE OF NEW YORK.
(a)        Any legal suit, action or proceeding arising out of or based upon this Indenture (each a “Related Proceeding”) may be instituted in the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan, or the courts of the State of New York in each case located in the City and County of New York, Borough of Manhattan  (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding.  Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.  Each of the Company and its subsidiaries not located in the United States irrevocably appoints Sting, LLC, a Delaware limited liability company, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.
(b)        With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.
Section 10.05.                                        Successors.  All covenants and agreements in this Second Supplemental Indenture and the Notes by the Company shall bind its successors and assigns, whether so expressed or not.
Section 10.06.                                        Counterparts.  This Second Supplemental Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to parties hereto and may be issued in lieu of the original Indenture and signature pages for all purposes.
Section 10.07.                                        Headings.  The Article and Section headings of this Second Supplemental Indenture are for convenience only and shall not affect the construction hereof.
Section 10.08.                                        Cross-References.  To the extent this Second Supplemental Indenture supersedes or replaces a section of the Indenture, references to such section elsewhere in the Indenture shall be understood to refer to the section of this Second Supplemental Indenture superseding or replacing such section.
Section 10.09.                                        Trustee Not Responsible for Recitals.  The recitals contained herein and in the Notes, except the Trustee’s certificate of authentication shall be taken as the statements of the Company and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness.  The Trustee makes no representations as to the validity or sufficiency of this Second Supplemental Indenture or of the Notes, except that the Trustee represents that it is duly authorized to execute and deliver this Second Supplemental Indenture, authenticate the Notes and perform its obligations hereunder and that the statements made by it in a Statement of Eligibility on Form T-1 supplied to the Company are true and accurate, subject to the qualifications set forth therein.  Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of the Notes or the proceeds thereof.
The Trustee shall not be responsible in any manner whatsoever for or with respect to (i) the proper authorization hereof by the Company by action or otherwise, (ii) the due execution hereof by the Company, or (iii) the consequences of any amendment herein provided for.

IN WITNESS WHEREOF, the parties have caused this Second Supplemental Indenture to be duly executed as of the date first written above.
COMPANY:

SCORPIO TANKERS INC.

By:	/s/ Brian M. Lee
Name:	Brian M. Lee
Title:	Chief Financial Officer

[Signature Page to Second Supplemental Indenture]

TRUSTEE:

DEUTSCHE BANK TRUST COMPANY AMERICAS, as trustee

By: Deutsche Bank National Trust Company

By:	Chris Niesz
Name:	Chris Niesz
Title:	Assistant Vice President

By:	/s/ Irina Golovashchuk
Name:	Irina Golovashchuk
Title:	Vice President

[Signature Page to Second Supplemental Indenture]

EXHIBIT A
FORM OF NOTE
THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY (AS DEFINED IN THE INDENTURE) OR A NOMINEE THEREOF.  THIS NOTE IS EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE AND, UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY, OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY, OR BY THE DEPOSITORY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITORY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITORY.
UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY (AS DEFINED BELOW) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.
CUSIP NO. Y7542C 114
 ISIN NO. MHY7542C1140
SCORPIO TANKERS INC.
7.50% SENIOR NOTE DUE 2017
$45,000,000	No.:

SCORPIO TANKERS INC., a Marshall Islands corporation (hereinafter called the “Company”, which term includes any successor corporation under the Indenture referred to below), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of $45,000,000 (FORTY-FIVE MILLION DOLLARS) set forth on Schedule I annexed hereto on October 15, 2017, and to pay interest thereon from and including October 31, 2014 or from the most recent Interest Payment Date on which interest has been paid or duly provided for, quarterly on January 15, April 15, July 15 and October 15 in each year, commencing January 15, 2015, at the rate of 7.50% per annum, until the principal hereof is paid or made available for payment.

Interest on this Note shall be computed on the basis of a 360-day year of twelve 30-day months.  If any Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment of interest or principal, as the case may be, shall be made on the next succeeding Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be, to such next Business Day.  The interest so payable and punctually paid or duly provided for on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at the close of business on the Regular Record Date for such interest, which shall be January 1, April 1, July 1 or October 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.  Any such interest which is payable but not punctually paid or duly provided for on any Interest Payment Date shall forthwith cease to be payable to the registered Holder hereof on the relevant Regular Record Date by virtue or having been such Holder, and may be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at the close of business on a subsequent special record date (which shall be at least 10 days before the payment date) for the payment of such defaulted interest to be fixed by the Company, notice whereof shall be given to the Holders of Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.
Payment of the principal of and interest on this Note (including, without limitation, any purchase price relating to a Change of Control offer to purchase or a Limited Permitted Asset sale offer to purchase) will be made at the office or agency of the Company maintained for that purpose in The Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that, at the option of the Company, interest may be paid by check mailed to the address of the Person entitled thereto as such address shall appear in the Security register; provided, further, that payment to DTC or any successor depository may be made by wire transfer to the account designated by DTC or such successor depository in writing.
This Note is one of a duly authorized issue of securities of the Company designated as its 7.50% Senior Notes due 2017 (herein called the “Notes”), issued and to be issued in one or more series under an Indenture, dated as of May 12, 2014 (the “Base Indenture”), between the Company and Deutsche Bank Trust Company Americas, as Trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture), as supplemented by the Second Supplemental Indenture, dated October 31, 2014, between the Company and the Trustee (the “Second Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered.  This Note is one of the series designated on the face hereof, initially limited (subject to exceptions provided in the Indenture) to the aggregate principal amount of $45,000,000.
If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.
The Notes may not be redeemed prior to the Stated Maturity, except as described in Section 3.02 of the Second Supplemental Indenture.  The Notes are not subject to any sinking fund.
Upon the occurrence of a Change of Control or a Limited Permitted Asset Sale, each Holder of Notes will have the right to require the Company to purchase all or a portion of such Holder’s Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase, to the extent provided for in the Indenture.
The Indenture contains provisions permitting, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Notes of each series issued under the Indenture at any time by the Company and the Trustee with the written consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding of each series affected thereby.  The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Notes of any series at the time Outstanding, on behalf of the Holders of all Notes of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Notes issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.
No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Note, at the times, place and rate, and in the coin or currency, herein and in the Indenture prescribed.
As provided in the Indenture and subject to certain limitations set forth therein and in this Note, the transfer of this Note may be registered on the Security register upon surrender of this Note for registration of transfer at the office or agency of the Company maintained for that purpose in any place where the principal of and interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Registrar duly executed by, the Holder hereof or by his attorney duly authorized in writing, and thereupon one or more new Notes of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Notes are issuable only in registered form in the denominations of $25.00 or any integral multiple thereof.  As provided in the Indenture and subject to certain limitations set forth in the Indenture, and in this Note, the Notes are exchangeable for a like aggregate principal amount of Notes of this series in different authorized denominations, as requested by the Holders surrendering the same.
No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith, other than in certain cases provided in the Indenture.
Prior to due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.
The Indenture contains provisions whereby (i) the Company may be discharged from its obligations with respect to the Notes (subject to certain exceptions) or (ii) the Company may be released from its obligations under specified covenants and agreements in the Indenture, in each case if the Company irrevocably deposits with the Trustee money or U.S. Government Obligations, or a combination thereof, in an amount sufficient, without consideration of any reinvestment, to pay and discharge the entire indebtedness on all Notes of this series, and satisfies certain other conditions, all as more fully provided in the Indenture.
This Note shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in said State.
All terms used in this Note without definition that are defined in the Indenture shall have the meanings assigned to them in the Indenture.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company has caused this Note to be to be duly executed as of the date set forth below.
SCORPIO TANKERS INC.

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to 7.50% Senior Note due 2017]

Trustee’s Certificate of Authentication
This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.
Dated: October 31, 2014

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

By:
Authorized Signatory

[Certificate of Authentication to 7.50% Senior Note due 2017]

ASSIGNMENT FORM
FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto
PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE

the within Security and all rights thereunder, hereby irrevocably constituting and appointing attorney to transfer said Security on the books of the Company, with full power of substitution in the premises.
Dated:

Signature:

NOTICE:	THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE WITHIN INSTRUMENT IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

Signature Guarantee:
SIGNATURE GUARANTEE
Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

FORM OF PURCHASE NOTICE
If you want to elect to have this Note purchased by the Company pursuant to Section 5.01 of the Second Supplemental Indenture, check the box:
☐
If you want to elect to have only part of this Note purchased by the Company pursuant to Section 5.01 of the Second Supplemental Indenture, state the amount in principal amount: $

Dated:	Your Signature:
(Sign exactly as your name appears on the other side of this Note.)

Signature Guarantee:
(Signature must be guaranteed)

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Schedule I
SCHEDULE OF TRANSFERS AND EXCHANGES
The initial principal amount of this Global Security is $45,000,000 (FORTY-FIVE MILLION DOLLARS).  The following increases or decreases in principal amount of this Global Security have been made:
Date of Exchange	Amount of Decrease in Principal Amount of this Global Security	Amount of Increase in Principal Amount of this Global Security	Principal Amount of this Global Security following such Decrease or Increase	Signature of Authorized Signatory of trustee or Custodian
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